Tenaris S.A. 29, Avenue de la Porte-Neuve L — 2227 LUXEMBOURG R.C.S. Luxembourg B-85.203

March 26, 2012

Ms. Cecilia Blye,

Division of Corporation Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.,

Washington DC 20549-0404.

Re:	Tenaris S.A.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filled June 30, 2011

File No. 1-31518

Dear Ms. Blye,

On behalf of Tenaris S.A. (the “Company”), we are responding to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter of March 6, 2012, to Mr. Ricardo Soler, the Company’s Chief Financial Officer.

All responses are keyed to the headings indicated in the Staff’s comment and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. References to “Tenaris” are to the Company and its subsidiaries.

Form 20-F for the Fiscal Year Ended December 31, 2010

1.	We note that your international operations are subject to regulatory risks, including those related to economic sanctions imposed by the United States against certain countries. Further, it appears from your website that nationals of Iran can contact you online for purposes of recruitment to your company. Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, joint ventures, sales agents, or other direct or indirect arrangements, since your letters to us dated February 15, 2007 and April 27, 2007. Your response should describe any goods, services, technology, information, or support that you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

R:	In response to the Staff’s comments, set forth below is a description of the nature and extent of the past, current and anticipated contacts of Tenaris with Cuba, Iran, Sudan and Syria since 2007.

Cuba

Tenaris sold an immaterial amount of products into Cuba in 2008, 2009 and 2011, as shown in our response to comment #2. Such sales involved tubes used in the construction of wells for exploration and /or extraction of hydrocarbons (referred to as OCTG, or oil country tubular goods). All such sales were made by non-U.S. subsidiaries of the Company that are not prohibited from making such sales. To the Company’s knowledge and belief, all of such sales were in compliance with applicable U.S. and foreign laws. No significant changes in the nature or magnitude of these activities are anticipated in the near future.

The Company supplementally advises the Staff that Tenaris (i) does not have any employees in Cuba, (ii) does not have any subsidiaries or representation offices in Cuba, and (iii) has not made any investment in Cuba.

Iran

Tenaris sold an immaterial amount of products into Iran in 2007, 2008, 2009, 2010 and 2011, as shown in our response to comment #2. Most of such sales involve OCTG or tubes used in the transport of hydrocarbons from production areas to processing or distribution areas (referred to as line pipe). The remaining sales of seamless and welded tubes in such periods were products used in the construction or repair of petrochemical or refining complexes (e.g., tubes used in refineries). All such sales were made by non-U.S. subsidiaries of the Company that are not prohibited from making such sales. In connection with its sales of products into Iran, Tenaris paid fees and commissions to non-U.S. agents aggregating US$0.3 million in 2011, US$0.7 million in 2010, US$1.8 million in 2009, US$0.6 million in 2008 and US$2.0 million in 2007. 1  To the Company’s knowledge and belief, all such sales were in compliance with applicable U.S. and foreign laws. Sales of products into Iran have significantly decreased since 2010, and Tenaris does not have any plan to increase its sales of products into Iran.

The Company acknowledges that its website contains a list of countries for purposes of recruitment and that it facilitates a means for nationals of those countries to contact Tenaris for employment. Although such list of countries includes Iran, Tenaris does not engage in any recruitment efforts in that country. In addition, the Company advises the Staff that it will remove Iran from any contact list for purposes of recruitment.

The Company supplementally advises the Staff that Tenaris (i) does not have any employees in Iran, (ii) does not have any subsidiaries or representation offices in Iran; and (iii) has not made any investment in Iran.

Sudan

Tenaris does not sell any products or conduct any business in Sudan (currently also known as North Sudan). In addition, Tenaris does not have any past, current or anticipated contacts with Sudan or any entity that, to the Company’s knowledge, is controlled by Sudan.

Syria

Tenaris sold an immaterial amount of products into Syria in 2007, 2008, 2009, 2010 and 2011, as shown in our response to comment #2. Most of such sales involve OCTG or line pipe. The remaining sales of seamless and welded tubes in such periods were products used in the construction or repair of petrochemical or refining complexes (e.g., tubes used in refineries). All such sales were made by non-U.S. subsidiaries of the Company that are not prohibited from making such sales. In connection with its sales of products into Syria, Tenaris paid fees and commissions to non-U.S. agents aggregating US$0.2 million in 2011 and US$0.1 million in 2009. 2  To the Company’s knowledge and belief, all of such sales were in compliance with applicable U.S. and foreign laws. Sales of products into Syria have significantly decreased since 2010, and Tenaris does not have any plan to increase its sales of products into Syria.

Tenaris from time to time licenses technology to thread repair shops in the countries where its customers are located. The establishment of local thread shops is standard after-sales services practice in the industry and often responds to specific requirements by Tenaris´s customers. Tenaris has a network of 141 thread repair shops worldwide, which allows Tenaris to provide an essential service to its customers without deploying capital. As part of the network, Tenaris granted a non-exclusive license to perform repair works to a Syrian repair shop. Fees received under such license amounted to US$15 thousand in 2011, US$2 thousand in 2010, US$5 thousand in 2009 and US$1 thousand in 2008. To the Company’s knowledge and belief, such arrangement was made in compliance with applicable U.S. and foreign laws.

[1]	As of December 31, 2011, Tenaris had account payables in connection with fees and commissions to agents in the amount of US$0.1 million.
[2]	As of December 31, 2011, Tenaris had account payables in connection with fees and commissions to agents in the amount of US$0.2 million.

The Company supplementally advises the Staff that Tenaris (i) does not have any employees in Syria, (ii) does not have any subsidiaries or representation offices in Syria; and (iii) has not made any investment in Syria.

2.	Please discuss the materiality of your contacts with Cuba, Iran, Sudan and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Cuba, Iran, Sudan, and Syria since your above-referenced letters. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

R:	The Company advises the Staff that it does not have any contacts with Sudan and that its contacts with Iran, Syria and Cuba were and are, both individually and in the aggregate, not material to Tenaris’s business or operations. In addition, the Company does not consider that its contacts with Cuba, Iran and/or Syria, individually or in the aggregate, constitute a material investment risk to the Company’s security holders.

The table below summarizes the Company’s sales of products and services to Cuba, Iran and Syria, showing revenue amounts from each category of transaction. It also shows Tenaris’s total revenues in the years covered in the Form 20-F as a point of comparison.

Million of U.S. dollars (except % of Tenaris Net Sales)	For the year ended December 31,
Cuba	2011	2010	2009	2008	2007
OCTG sales – International oil companies	1.0	—	1.0	0.7	—

Sub-Total Cuba Sales	1.0	—	1.0	0.7	—
Tenaris Net Sales	9,972.5	7,711.6	8,149.3	11,987.8	9,874.3
Cuba Sales as a % of total net sales	0.0%	—	0.0%	0.0%	—

Iran	2011	2010	2009	2008	2007
OCTG sales – International oil companies	1.2	—	0.7	—	7.8
OCTG sales – Iranian state-owned oil companies	3.7	10.4	62.3	19.8	38.1
Line pipe sales	—	—	—	—	1.3
Process & Power Industry tubular sales	—	7.9	24.9	25.4	—

Sub-Total Iran Sales	4.8	18.3	87.8	45.2	47.1
Tenaris Net Sales	9,972.5	7,711.6	8,149.3	11,987.8	9,874.3
Iran Sales as a % of total net sales	0.0%	0.2%	1.1%	0.4%	0.5%

Syria	2011	2010	2009	2008	2007
OCTG sales – International oil companies	—	0.3	5.6	8.6	1.2
OCTG sales – Syrian state-owned oil companies	0.1	1.4	0.0	1.7	0.3
Line pipe sales	—	—	4.2	—	—
Process & Power Industry tubular sales	—	—	0.6	—	—

Sub-Total Syria Sales	0.1	1.7	10.4	10.3	1.5
Tenaris Net Sales	9,972.5	7,711.6	8,149.3	11,987.8	9,874.3
Syria Sales as a % of total net sales	0.0%	0.0%	0.1%	0.1%	0.0%

Total Cuba + Iran + Syria Sales	5.9	19.9	99.2	56.1	48.6

Tenaris Net Sales	9,972.5	7,711.6	8,149.3	11,987.8	9,874.3
Cuba + Iran + Syria Sales as a % of total net sales	0.1%	0.3%	1.2%	0.5%	0.5%

As of December 31, 2011, Tenaris had account receivables in connection with the sales into Cuba, Iran and Syria included in this table amounting to US$934 thousand, US$2.6 million, and US$23 thousand, respectively.

In addition to this quantitative analysis, the Company’s conclusion that its contacts with Cuba, Iran and Syria are not material is based upon the following facts and assessments:

•

the Company believes that its activities concerning Cuba, Iran and Syria do not violate any United States or foreign law, and Tenaris has procedures in place to ensure that such activities comply with all applicable U.S. and foreign laws;

•	Tenaris’s sales in Cuba, Iran and Syria represent a qualitatively non-material portion of its total sales and have decreased significantly over the last three years;

•	Tenaris’s products and services are designed for non-military applications and, to the Company’s knowledge, they are so used; and

•	the Company believes that investors are attracted by its ability to provide goods and services to oil and gas companies on a global basis.

The Company monitors and will continue to monitor carefully its operations in countries designated by the United States as state sponsors of terrorism, and if and when, in the Company’s judgment, the quantitative size or qualitative nature of these operations becomes significant, poses a material investment risk to its security holders, or has a material impact on Tenaris’s reputation or share value, it will provide disclosure regarding such operations in its annual report on Form 20-F to the extent management believes it would be deemed important by a reasonable investor in making an investment decision.

*****

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 20-F and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Ricardo Soler

Ricardo Soler Chief Financial Officer

cc:	Pamela Long
(Securities and Exchange Commission)

Cristian J. P. Mitrani
Diego E. Parise
(Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno)

Robert S. Risoleo
(Sullivan & Cromwell LLP)